Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1 Name and Address of Company

Goldcorp Inc. (“Goldcorp”)

Suite 3400 - 666 Burrard Street

Vancouver, British Columbia

V6C 2X8

Item 2 Date of Material Change

March 9, 2016

Item 3 News Release

A news release with respect to the material change referred to in this report was disseminated via Canada Newswire on March 9, 2016 and filed on the system for electronic document analysis and retrieval (SEDAR) and EDGAR.

Item 4 Summary of Material Change

On March 9, 2016, Goldcorp announced that Lindsay Hall, Executive Vice President and Chief Financial Officer, had resigned from Goldcorp to pursue other interests. Russell Ball, currently the Executive Vice President, Corporate Development and Capital Projects, has been appointed as the new Executive Vice President, Corporate Development and Chief Financial Officer.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

On March 9, 2016, Goldcorp announced that Lindsay Hall, Executive Vice President and Chief Financial Officer, had resigned from Goldcorp to pursue other interests. Russell Ball, currently the Executive Vice President, Corporate Development and Capital Projects, has been appointed as the Executive Vice President, Corporate Development and Chief Financial Officer. Mr. Ball joined Goldcorp in 2013 from Newmont Mining Corporation, where he served as Chief Financial Officer from 2007 to 2013. In his new role, he will continue to oversee Goldcorp’s corporate development activities.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7 Omitted Information

No significant facts remain confidential and no information has been omitted in this material change report.

Item 8 Executive Officer

For further information, contact Charlene Ripley of Goldcorp at (604) 696-3000.

Item 9 Date of Report

March 10, 2016